

Jeff Sutherland · 3rd

Founder & CEO at Canine Biologics

Englewood, Colorado, United States · 180 connections ·

Contact info

Canine Biologics

University of Colorado Boulder

Experience

Founder & CEO at Canine Biologics

Canine Biologics · Full-time
Jan 2016 – Present · 5 yrs 5 mos
Greater Denver Area

Canine Biologics has one mission: Help dogs with cancer!

Operating under the brand name Canine Biologics, research and development activities began in 2016 to bring a unique new approach to the market of nutrition for dogs with cancer. Formulated by veterinarians with PhDs in Nutrition and Oncology, our products are designed to give dogs their best, fighting chance for a positive outcome. Seed funding was provided in 2019 and the company incorporated under the name Canine Life Sciences, Inc. DBA Canine Biologics.

Founder/Executive Chef

Deserving Dog, Ltd
Mar 2012 – Sep 2015 · 3 yrs 7 mos
Greenwood Village, CO

Deserving Dog, Ltd (www.deservingdog.com) makes complete, balanced food and treats for dogs using only restaurant-quality ingredients. We take evidence based nutrition seriously and rely only on independent, clinical trial proven ingredients. Our products are created in a health-inspected commercial kitchen to human standards for handling and proces: …see more

Deserving Dog, Ltd

Consultant

Self
May 2010 – Mar 2012 · 1 yr 11 mos

Simpl Group Ltd

4 yrs

Senior Consultant
Oct 2006 – May 2010 · 3 yrs 8 mos

With a short departure, I have been a consultant at Simpl in Auckland since 2006. My primary market sector is healthcare and I work with CIOs/CEOs and senior staff to formulate IT and web strategy, modify organizational structure and provide guidance in system selection.

Senior Consultant
2006 – 2008 · 2 yrs

Education

University of Colorado Boulder
MS, Information Systems
1984 – 1986